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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 AMENDMENT NO. 2
                     AMERICAN BANKERS INSURANCE GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   024456 10 5
                                 (CUSIP Number)

                          ----------------------------

                               KATHLEEN E. SHANNON
                          VICE PRESIDENT AND SECRETARY
                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NY 10270
                            TELEPHONE: (212) 770-5123
           (Name, address and telephone number of Person Authorized to
                       Receive Notice and Communications)
                               February 28, 1998
             (Date of Event which Requires Filing of this Statement)

     If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         American International Group, Inc.,
         I.R.S. Identification No.  13-2592361

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]
         (b)      [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         OO, WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the State of Delaware


      NUMBER OF            7.       SOLE VOTING POWER
       SHARES                               8,265,626
    BENEFICIALLY           8.       SHARED VOTING POWER
      OWNED BY                              3,389,300
        EACH               9.       SOLE DISPOSITIVE POWER
      REPORTING                             8,265,626
       PERSON              10.      SHARED DISPOSITIVE POWER
        WITH                                3,389,300

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,654,926

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.1%

14.      TYPE OF REPORTING PERSON

         CO, HC


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ITEM 1.           SECURITY AND ISSUER

                  This Amendment No. 2 amends Items 4,6 and 7 of the Statement on Schedule 13D dated January 16, 1998, as amended by Amendment No. 1 thereto dated January 28, 1998 ("Schedule 13D") previously filed by American International Group, Inc. ("AIG") relating to the shares of Common Stock, par value $1.00 per share (the "Shares"), of American Bankers Insurance Group, Inc. (the "Issuer").


ITEM 4.           PURPOSE OF TRANSACTION


     On February 28, 1998, AIG, AIGF and the Issuer entered into an Amended and Restated Agreement and Plan of Merger (the "Amended Merger Agreement") and an amended and restated Stock Option Agreement (the "Amended Stock Option Agreement"), copies of which are filed as Exhibit 4 and Exhibit 5 hereto, respectively, and are incorporated by reference herein in their entirety. The principal amendments to the Merger Agreement and Stock Option Agreement are as follows:

- The value of the per share consideration that each holder of a Share will be entitled to receive in the Merger has been raised from $47 to $58. The elections contemplated by the Merger Agreement with respect to cash and stock consideration have not been amended.

- In lieu of proceeding to acquire the Issuer by the contemplated statutory merger, AIG, at its option, will be permitted to effect the acquisition of the Issuer through a tender offer for 100% (or such lesser percentage not less than 49.9% (excluding for all purposes in calculating such applicable percentage any Shares owned by AIG pursuant to the exercise of its option under the Stock Option Agreement) as AIG may determine) of the outstanding Shares for at least $58 in cash followed by a second step merger between the Issuer and AIGF in which the Issuer's shareholders would receive, at AIG's election, either cash or, if non-taxable, AIG Common Stock with a value equal to the amount paid for each Share in the tender offer. If AIG consummates such a tender offer, AIG will be entitled to designate two members of the Board of Directors of the Issuer, and the Issuer will increase the size of its Board of Directors to the extent permitted by its Articles and bylaws, and will thereafter cause AIG's designees promptly to be elected to its Board of Directors. AIG and the Issuer also have agreed to waive certain of the conditions to their respective obligations to consummate the Merger in the event that AIG commences and consummates a tender offer. AIG has not at this time made any decision to commence a tender offer.


- The provision contained in the Merger Agreement which prohibited the Issuer from providing information to third parties, engaging in negotiations or discussions with third parties or recommending an Acquisition Proposal (as defined in the Amended Merger Agreement) to the shareholders of the Issuer for a period of 120 days following the execution of the Merger Agreement has been eliminated. Consequently, the Issuer is now permitted to provide information to any party who has made an unsolicited bona fide Acquisition Proposal for the Issuer if such party enters into an appropriate confidentiality agreement.

- The provision contained in the Merger Agreement which prohibited the Board of Directors of the Issuer from terminating the Merger Agreement in certain circumstances for a period of 180 days following the execution of the Merger Agreement has been amended to reduce such period of time to 150 days.

- The $66 million termination fee has been increased to $81.5 million (which still represents approximately 3% of the aggregate consideration to be paid in the Merger) plus an amount equal to AIG's expenses incurred in connection with the Merger since January 27, 1998 up to a maximum of $5 million. The circumstances in which the Amended Merger Agreement may be terminated and in which such termination fee is payable by the Issuer have been amended. Such circumstances shall include AIG having commenced a tender offer and such tender offer not having been consummated by the 60th day from the date of commencement thereof.

- The maximum profit that AIG can obtain on its option to purchase 8,265,626 Shares pursuant to the Amended Stock Option Agreement has been amended to be $100 million. Such amount will still be reduced by the amount of any termination fee paid by the Issuer under the Amended Merger
  Agreement. The option has also been modified pursuant to the Amended Stock Option Agreement so that, at AIG's option, if the Amended Merger Agreement is terminated at a time when regulatory approval for AIG to consummate the purchase of the Shares subject to the option has not yet been obtained, AIG's prior exercise of such option may be settled in cash in an amount equal to the Spread (as defined in the Amended Stock Option Agreement) times the number of Shares subject to the exercise of such option less any termination fee paid pursuant to the Amended Merger Agreement.

- In the event that AIG commences a tender offer (as described above) and another person has commenced or commences a tender offer to acquire at least 49.9% of the outstanding Shares for not less than $58 in cash per share and such person has proposed to follow such tender offer with a second step merger in which the Issuer's shareholders would receive consideration with a value equal to not less than the value paid by such person pursuant to its tender offer, then the Issuer will be entitled to amend or modify its existing rights agreement and its new rights agreement, dated as of February 19, 1998, between the Issuer and ChaseMellon Shareholder Services, L.L.C., adopted by the Board of Directors of the Issuer on February 19, 1998, in a manner consistent with the amendments made by the Issuer to such agreements with respect to the Merger or the optional tender offer by AIG (as described above) to exempt any such other person from being deemed to be an Acquiring Person (as defined in such agreements) and such other tender offer from triggering a Distribution Date (as defined in such agreements) or causing the rights or new rights to separate from the Shares. In addition, in such event the Issuer will also be entitled to grant such approvals and take such action to eliminate or minimize the effect of any state antitakeover statutes on such other tender offer.

- AIG has agreed to maintain the corporate headquarters of the Issuer in Miami at the Issuer's current location for the foreseeable future and, in any event, for not less than 5 years following consummation of the Merger. In addition, AIG has agreed to ensure, to the extent within its reasonable control, that the public school and day care facility next to the Issuer's headquarters in Miami will remain in operation at their current location for as long as the corporate headquarters of the Issuer shall be maintained at its current location.

- The special meetings of the Issuer's preferred and common shareholders previously scheduled for March 4, 1998 and March 6, 1998, respectively, will be postponed until March 25, 1998 and March 27, 1998, respectively.


Except as contemplated by the Amended Merger Agreement, the Amended Stock Option Agreement and the Voting Agreement or as otherwise set forth in this Item 4, AIG has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Shares or Preferred Shares to be listed on the New York Stock Exchange; (ix) the Shares or Preferred Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the

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Exchange Act; or (x) any action similar to any of those actions set forth in this Paragraph involving the Shares or Preferred Shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER

         Other than the Amended Merger Agreement, Amended Stock Option Agreement and Voting Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between AIG and any other person, or, to the best knowledge of AIG, among any of SICO, The Starr Foundation, Starr or any of the Covered Persons and any other person, with respect to the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 4 Amended and Restated Agreement and Plan of Merger, dated as of December 21, 1997, as amended and restated as of January 7, 1998, as amended by Amendment No. 1 thereto dated as of January 28, 1998, and as amended and restated as of February 28, 1998, among the Issuer, AIG and AIGF (incorporated by reference to Exhibit 31 to the Issuer's Solicitation/ Recommendation Statement on Schedule 14D-9 filed on March 2, 1998).

         Exhibit 5 Stock Option Agreement, dated as of December 21, 1997, as amended and restated as of February 28, 1998, between the Issuer and AIG (incorporated by reference to Exhibit 32 to the Issuer's Solicitation/ Recommendation Statement on Schedule 14D-9 filed on March 2, 1998).

         Exhibit 6 Press Release, dated March 2, 1998, of the Issuer and AIG (incorporated by reference to Exhibit 33 to the Issuer's Solicitation/Recommendation Statement on
                           Schedule 14D-9 filed on March 2, 1998).



                                    SIGNATURE


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 2, 1998



                             American International Group, Inc.


                             By: /s/ Kathleen E. Shannon
                                 --------------------------------------------
                                    Name: Kathleen E. Shannon
                                    Title: Vice President and Secretary




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